

14046173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 67206 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___

                                                   MM/DD/YY                                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Financial Securities Marketing, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

1125 NW Couch Street, Suite 900
(No. and Street)

| Portland | Oregon | 97209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers  (503)232-6960

                                 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                             (Name – *if individual, state last, first, middle name*)

| 355 South Grand Avenue, Suite 2000 | Los Angeles | CA | 90071 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _Maria Rogers_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _M Financial Securities Marketing, Inc._ , as of _December 31_ , 20_13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_None_

_____

_____ Signature

_FINOP_ Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

# M FINANCIAL SECURITIES MARKETING, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2013 and 2012

## Table of Contents



**KPMG LLP**
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

# Report of Independent Registered Public Accounting Firm

The Board of Directors
M Financial Securities Marketing, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

We have audited the accompanying financial statements of M Financial Securities Marketing, Inc. which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of M Financial Securities Marketing, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



**Other Matter**

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.



February 24, 2014

# M FINANCIAL SECURITIES MARKETING, INC.
## (A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

### Statements of Financial Condition

### December 31, 2013 and 2012

| Assets | | 2013 | | 2012 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 6,048,838 | $ | 5,578,411 |
| Intermediary fees receivable | | 572,076 | | 671,720 |
| Deferred income tax assets (Note 4) | | 22,551 | | 24,380 |
| Prepaid expenses and other assets | | 21,496 | | 44,442 |
| Total assets | $ | 6,664,961 | $ | 6,318,953 |
| **Liabilities** | | | | |
| Payable to parent for income taxes (Note 4) | $ | 2,302,038 | $ | 2,502,875 |
| Payable to parent (Note 3) | | 376,627 | | 262,956 |
| Other liabilities | | — | | 929 |
| Total liabilities | | 2,678,665 | | 2,766,760 |
| **Stockholder's Equity** | | | | |
| Common stock, no par value. Authorized 1,000 shares; issued and outstanding 100 shares | | 1,000 | | 1,000 |
| Additional paid-in capital | | 279,148 | | 279,148 |
| Retained earnings | | 3,706,148 | | 3,272,045 |
| Total stockholder's equity | | 3,986,296 | | 3,552,193 |
| Total liabilities and stockholder's equity | $ | 6,664,961 | $ | 6,318,953 |

See accompanying notes to financial statements.

## M FINANCIAL SECURITIES MARKETING, INC.
### (A Wholly Owned Subsidiary of M Financial Holdings Incorporated)
Statements of Operations

Years ended December 31, 2013 and 2012

|  | 2013 | 2012 |
|---|---|---|
| **Revenues:** | | |
| Intermediary fee income | $ 13,672,009 | $ 13,793,934 |
| Interest income | 19,482 | 20,620 |
| Total revenues | 13,691,491 | 13,814,554 |
| **Expenses:** | | |
| Employee compensation and benefits | 1,084,683 | 1,092,131 |
| Meetings | 1,006,630 | 707,518 |
| Outside professional fees | 351,701 | 269,017 |
| Office | 235,518 | 212,793 |
| General and administrative | 98,183 | 111,027 |
| Travel | 63,703 | 55,500 |
| Marketing | 14,095 | 16,729 |
| Recruiting and relocation | 11,108 | 10,127 |
| Education | 9,212 | 7,891 |
| Total expenses | 2,874,833 | 2,482,733 |
| Income before income taxes | 10,816,658 | 11,331,821 |
| Provision for income taxes (Note 4) | 4,768,517 | 4,894,917 |
| Net income | $ 6,048,141 | $ 6,436,904 |

See accompanying notes to financial statements.

## M FINANCIAL SECURITIES MARKETING, INC.
### (A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2013 and 2012

| | Common stock | | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances as of December 31, 2011 | 100 | $ 1,000 | $ 279,148 | $ 3,496,614 | $ 3,776,762 |
| Net income | — | — | — | 6,436,904 | 6,436,904 |
| Dividends to parent | — | — | (2,513,527) | (6,661,473) | (9,175,000) |
| Capital contributions from parent (Note 3) | — | — | 2,513,527 | — | 2,513,527 |
| Balances as of December 31, 2012 | 100 | 1,000 | 279,148 | 3,272,045 | 3,552,193 |
| Net income | — | — | — | 6,048,141 | 6,048,141 |
| Dividends to parent | — | — | (2,460,962) | (5,614,038) | (8,075,000) |
| Capital contributions from parent (Note 3) | — | — | 2,460,962 | — | 2,460,962 |
| Balances as of December 31, 2013 | 100 | $ 1,000 | $ 279,148 | $ 3,706,148 | $ 3,986,296 |

See accompanying notes to financial statements.

# M FINANCIAL SECURITIES MARKETING, INC.
## (A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

### Statements of Cash Flows

### Years ended December 31, 2013 and 2012

|  | 2013 | 2012 |
| --- | --- | --- |
| Cash flows from operating activities: |  |  |
| Net income | $ 6,048,141 | $ 6,436,904 |
| Adjustments to reconcile net income to net cash provided by operating activities: |  |  |
| Changes in operating assets and liabilities: |  |  |
| Intermediary fees receivable | 99,644 | (60,687) |
| Prepaid expenses and other assets | 22,946 | 31,328 |
| Deferred income tax assets | 1,829 | (2,614) |
| Payable to parent for income taxes | 2,260,125 | 2,937,629 |
| Payable to parent | 113,671 | 102,682 |
| Other liabilities | (929) | 929 |
| Net cash provided by operating activities | 8,545,427 | 9,446,171 |
| Cash flows from financing activities: |  |  |
| Dividends to parent | (8,075,000) | (9,175,000) |
| Net increase in cash and cash equivalents | 470,427 | 271,171 |
| Cash and cash equivalents: |  |  |
| Beginning of year | 5,578,411 | 5,307,240 |
| End of year | $ 6,048,838 | $ 5,578,411 |
| Supplemental cash flow disclosures: |  |  |
| Noncash operating activity – capital contributions from parent reducing payable to parent for income taxes (Note 3) | $ 2,460,962 | $ 2,513,527 |

See accompanying notes to financial statements.

**(1)    Basis of Presentation and Significant Accounting Policies**

    *(a)    Organization and Nature of Business*

        M Financial Securities Marketing, Inc. (the Company), an Oregon corporation, was incorporated on June 20, 2005. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company commenced operations in November 2006.

    *(b)    Basis of Presentation*

        The Company is engaged as a limited purpose broker-dealer, which primarily receives intermediary fees in the form of compensation from selected direct writing life insurance companies and financial service providers (Financial Service Providers) for providing intermediary services that may be based upon the volume of premiums and type of variable insurance and other financial service products sold by Member Firms.

        The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

    *(c)    Intermediary Fee Income*

        Intermediary fee income is recognized as earned.

    *(d)    Intermediary Fees Receivable*

        Management believes the amount of any uncollectible intermediary fees receivable is immaterial at December 31, 2013 and 2012; accordingly, no provision for uncollectible accounts has been recorded.

    *(e)    Cash and Cash Equivalents*

        The Company's cash and cash equivalents consist of bank deposits, certificates of deposits and money market instruments. For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

    *(f)    Income Taxes*

        The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the income tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

### (g)  *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### (h)  **Subsequent Events**

In preparing the financial statements, the Company has reviewed events that occurred after December 31, 2013, the statement of financial condition date, up until the issuance of the financial statements, on February 24, 2014.

## (2)  Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness balance, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting regulatory net capital would be less than 5% of aggregate indebtedness. As of December 31, 2013 and 2012, the Company has net capital of $3,890,591 and $3,429,215, which is $3,712,013 and $3,244,764 in excess of its required net capital of $178,578 and $184,451. As of December 31, 2013 and 2012, the Company has a ratio of aggregate indebtedness to net capital of 0.69 to 1.00 and 0.81 to 1.00, respectively.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.

## (3)  Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registrations, assessments, fees, taxes and outside professional services, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2013 and 2012, $376,627 and $262,956, respectively, is payable to the Parent for expenses.

The Company currently earns net income to support its operations, however, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

In cases where the Company has excess capital from operations it may pay dividends to its Parent. In 2013 and 2012, the Company paid dividends to its Parent of $8,075,000 and $9,175,000, respectively, a portion

of which was treated as a return of contributed capital. In 2013 and 2012, the return of contributed capital related to the Parent's capital contributions totaled $2,460,962 and $2,513,527, respectively, as a result of the Company's income tax sharing agreement with the Parent (Note 4).

**(4) Income Taxes**

The Company is included in the consolidated federal income tax return filed by its Parent. The Company also files consolidated and separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2009. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns. The income tax expense included in the statements of operations is as follows:

|  | | 2013 | | 2012 |
|---|---|---|---|---|
| Current | $ | 4,766,688 | $ | 4,897,531 |
| Deferred | | 1,829 | | (2,614) |
|  | $ | 4,768,517 | $ | 4,894,917 |

A reconciliation of the differences between the expected income tax expense on income computed at the U.S. statutory income tax rate of 35% for 2013 and 2012, and the Company's income tax expense is shown in the following table:

|  | | 2013 | | 2012 |
|---|---|---|---|---|
| Expected income tax expense at U.S. statutory income tax rate | $ | 3,785,830 | $ | 3,966,137 |
| Increase (decrease) in income tax expense resulting from: | | | | |
| State income tax | | 948,878 | | 855,774 |
| Meals and entertainment | | 45,927 | | 41,156 |
| Other | | (12,118) | | 31,850 |
| Income tax expense | $ | 4,768,517 | $ | 4,894,917 |

The Company has an income tax sharing agreement with the Parent. Under the income tax sharing agreement, the Company shall pay the Parent the amount of federal income tax, if any, that the Company would have paid had the Company filed a separate federal income tax return for such year. As of December 31, 2013 and 2012, $2,302,038 and $2,502,875, respectively, is payable to the Parent for income taxes. Also under this agreement, the Company's income taxes payable to the Parent shall be calculated by taking into account the Company's allocated share based on a stand-alone calculation of the Parent's Incentive Compensation Plan (ICP) expense that would have been generated by the Company had the Company filed its income tax return separately. The income tax related to the ICP expense is not included in the Company's income tax expense calculation but is treated as a capital contribution from the Parent and as a reduction in the payable for income taxes in accordance with the separate income tax return

allocation methodology. This contribution of capital is a noncash transaction in the amounts of $1,510,487 and $1,534,294 for the years ended December 31, 2013 and 2012, respectively.

In addition, the Company's income tax expense is calculated on both a stand-alone basis and on a consolidated basis. The Company records the stand-alone basis income tax expense. The difference between the stand-alone basis income tax expense calculation and the consolidated basis income tax expense calculation is treated as a capital contribution from the Parent. This contribution of capital is a noncash transaction in the amounts of $950,475 and $979,233 for the years ended December 31, 2013 and 2012, respectively.

The temporary differences that give rise to deferred income tax assets as of December 31, 2013 and 2012 relate to the following:

|  | | 2013 | | 2012 |
|---|---|---|---|---|
| Deferred income tax assets: | | | | |
| Start-up expenses | $ | 17,868 | $ | 20,148 |
| Deferred state income taxes, net of federal income tax effect | | 4,683 | | 4,232 |
| Net deferred income tax assets | $ | 22,551 | $ | 24,380 |

The Company believes that the deferred income tax assets listed above are fully recoverable and, accordingly, no valuation allowance has been recorded. The Company bases its assessment as to the realizability of the deferred income tax assets on available evidence including historical and projected operating results, estimated reversals of temporary differences and, where applicable, tax planning strategies. Estimates as to the realizability of deferred income tax assets are subject to change.

There are no deferred income tax liabilities as of December 31, 2013 and 2012.

## (5) Concentrations of Credit Risk

The Company is engaged in various activities in which counterparties primarily include Financial Service Providers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## (6) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash and cash equivalents, are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturities of the instruments.

## (7) Commitments and Contingencies

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. Currently there is no known litigation involving the Company. The Company is also unaware of any pending litigation.

**M FINANCIAL SECURITIES MARKETING, INC.**
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Notes to Financial Statements

December 31, 2013 and 2012

**(8)  Regulatory Matters**

As a regulated entity, the Company is subject to certain audits, examination, reviews, etc. by various regulatory agencies. There are no open matters as of December 31, 2013.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

**M FINANCIAL SECURITIES MARKETING, INC.**
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I – Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

| | | |
|---|---|---:|
| Computation of net capital: | | |
| Total stockholder's equity in statement of financial condition | $ | 3,986,296 |
| Less nonallowable assets: | | |
| Intermediary fee receivables | | 51,658 |
| Deferred income tax assets | | 22,551 |
| Prepaid expenses and other assets | | 21,496 |
| Net capital | $ | 3,890,591 |
| | | |
| Computation of aggregate indebtedness: | | |
| Liabilities in statement of financial condition: | | |
| Payable to parent for income taxes | $ | 2,302,038 |
| Payable to parent | | 376,627 |
| Aggregate indebtedness | $ | 2,678,665 |
| | | |
| Computation of basic net capital requirement: | | |
| Minimum dollar net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000) | $ | 178,578 |
| Excess net capital | | 3,712,013 |
| Ratio of aggregate indebtedness to net capital | | 0.69 to 1.00 |

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2013, as filed on February 24, 2014.

See accompanying report of independent registered public accounting firm.

**M FINANCIAL SECURITIES MARKETING, INC.**
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Rule because the Company carries no customer accounts and, therefore, does not hold funds or securities for or owe funds or securities to customers.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

## Report of Independent Registered Public Accounting Firm
## on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
M Financial Securities Marketing, Inc.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated):

In planning and performing our audit of the financial statements of M Financial Securities Marketing, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 24, 2014



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors
M Financial Securities Marketing, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by M Financial Securities Marketing, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

For the purpose of this letter, unless otherwise indicated, the following definitions have been adopted in presenting our procedures:

- The term "compare" means compare the amounts or percentages indicated and find them to be in agreement, unless otherwise noted. Such compared amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

- The term "prove" means recalculate and compare the results to the amounts or percentages shown and find them to be in agreement, unless otherwise noted. Such recalculated amounts and percentages are deemed to be in agreement if differences are attributable to rounding.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (including the related check copies and journal entry records) noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (including relevant Form X-17A-5 reports and detailed General Ledger reports) noting no differences; and



4.    Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers utilized in procedure 3 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2014